September 24, 2024

Xiaodan Liu
Chief Executive Officer
Elong Power Holding Ltd.
Gushan Standard Factory Building Project
Ganzhou New Energy Vehicle Technology City
West Gushan Road and North Xingguang Road
Ganzhou City, Jiangxi Province, 341000
China

       Re: Elong Power Holding Ltd.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed September 11, 2024
           File No. 333-280512
Dear Xiaodan Liu:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
PIPE Financing, page 86

1. We note your revisions in this section in response to prior comment 12 of our letter dated
       April 12, 2024 and reissue same in part. Please revise this section to disclose if any of
       the SPAC   s sponsors, directors, officers or their affiliates will be investors in the PIPE.
2. We note that the description of the Subscription Agreements on page FS-47 includes terms and provisions that are not in the Form of Subscription Agreement filed as Exhibit
       10.15 to the proxy statement/prospectus. Please advise or file the full agreement as an exhibit to the proxy statement/prospectus.
 September 24, 2024
Page 2

Information About TMT
Redemption of TMT Ordinary Shares and Liquidation if No Initial Business Combination, page
137

3. We note that TMT will be holding an extraordinary general meeting of shareholders on
       September 24, 2024. Please revise to update your disclosure to reflect the results of such meeting.
       Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing